UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Invesco QQQ Trust, Series 1

Address of Principal Business Office (No. & Street, City, State, Zip Code):

Invesco Capital Management LLC

3500 Lacey Road

Suite 700

Downers Grove, IL 60515

Telephone Number (including area code): (800) 983-0903

Name and address of agent for service of process:

Brian Hartigan
3500 Lacey Road

Suite 700

Downers Grove, Illinois 60515

With copies of Notices and Communications to:

Alan P. Goldberg

Stradley Ronon Stevens & Young LLP

191 North Wacker Drive, Suite 1601

Chicago, Illinois 60606

Eric S. Purple

Stradley Ronon Stevens & Young LLP

2000 K Street, NW, Suite 700

Washington, DC 20006

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES ☒                              NO ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in City of Downers Grove and the State of Illinois on the 19th day of December, 2025.

Invesco QQQ Trust, Series 1

By:	/s/ Adam Henkel
Secretary

Attest:	/s/ Anita De Frank
Assistant Secretary